U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

March 31, 2010

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
on behalf of the FIMCO Select Fund (the “Fund”)

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your March 17, 2010 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 366 to its registration statement.  PEA No. 366 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 29, 2010, and is designated to become effective on March 31, 2010.  The purpose of PEA No. 366 was to conform the Fund’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Trust is filing this PEA No. 373 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.
In the Fees and Expenses table in the Fund’s Summary Section, please confirm that Interest Expense on Short Positions is the only other expense related to short positions.  For instance, are there any dividends on short positions?

The Trust responds by confirming that the referenced line item should be revised to read “Interest Expense and Dividends/Interest on Short Positions.”

2.
Regarding the footnote to the Fees and Expenses table in the Fund’s Summary Section, please confirm the duration of the expense waiver supplementally, and revise the sentence in the footnote as necessary to remove reference to the indefinite length of the contract.

The Trust responds by confirming that the Board of Trustees reviews the Fund’s Operating Expense Limitation Agreement annually at the same time it renews the Fund’s Advisory Agreement.  Although the Operating Expense Limitation Agreement states that it “shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year,” in reality the Agreement would not exist beyond the date of Advisory Agreement, which is renewed annually by the Board.  For that reason, we will clarify the disclosure to reflect that the duration of the Operating Expense Limitation Agreement is one year from the date of the Prospectus (i.e., in this case March 31, 2011), and will remove reference to the indefinite length of the contract.

3.	In the “Example” section of the Fund’s Summary Section, please revise the parenthetical phrase to state “(except year 1).”

The Trust responds by noting that the suggested language does not appear to clearly convey the concept that the contractual expense waiver accounts for the difference in Year 1 expenses and prefers to leave the parenthetical phrase as currently drafted.

4.
In the “Principal Investment Strategies” section in the Fund’s Summary Section, please confirm whether the Fund’s ability to invest in foreign securities includes securities located in emerging markets, and if so, indicate up to what percentage of the Fund’s net assets is allowed to be invested in such securities.

The Trust responds by confirming that the Fund is permitted to invest in foreign securities, including emerging markets.  Per the disclosure in the Statement of Additional Information, the Fund may invest up to 10% of its net assets in foreign securities.  The Fund will add similar disclosure to the Prospectus.

5.	In the “Principal Investment Strategies” section in the Fund’s Summary Section, please confirm whether the Fund is permitted to invest in junk securities.

The Trust responds by confirming that per the Fund’s disclosure in its Statement of Additional Information, the Fund may invest up to 5% of its net assets in junk bonds.  Because such investment types are not considered a principal strategy of the Fund, the Fund has chosen to maintain the disclosure in the SAI rather than move it into the Prospectus.

6.	Please confirm whether the “Principal Investment Strategies” discussion in the Fund’s Summary Section sufficiently summarizes the expanded disclosure on pages 8 and 9 of the Prospectus.

The Trust responds by reviewing and confirming that the disclosure in the Summary Section appears to be sufficient.

7.
In the “Principal Risks” section in the Fund’s Summary Section, please strike the first sentence of the Options Risk as it is not a risk.  Consider moving the language to the “Principal Investment Strategies” section.

The Trust responds by making the changes as suggested.

8.
In the “Principal Risks” section in the Fund’s Summary Section, consider revising the Short Sale Risk if short sales are not limited to shorting “against the box.”  If that’s the case, then indicate that losses to the Fund are potentially unlimited.  Also, please move the language from the last sentence of this bullet point to the “Principal Investment Strategies” section.

The Trust responds by making the changes as suggested.

9.
In the “Principal Risks” section in the Fund’s Summary Section, the Fund discloses the risks of investing in other investment companies.  If investing in other investment companies is a principal investment strategy of the Fund, please include corresponding disclosure in the Principal Investment Strategies section of the Summary Section.

The Trust responds by including disclosure about the Fund’s ability to invest in other investment companies in the Principal Investment Strategies section of the Summary Section.

10.
In the “Performance” section of the Fund’s Summary Section, please revise the third sentence to state: “The table below illustrates how the Fund’s average annual total returns over time compare with a domestic broad-based market index.”  Also, please delete the sentence that states: “For additional information on the indices, please see “Index Descriptions.”

The Trust responds by making the changes as suggested.

11.
In the “Performance” section of the Fund’s Summary Section, pursuant to Item 4.(2)(ii), please include the “year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart.”  The Staff suggests using a fiscal quarter end if a calendar quarter is not possible.

The Trust responds by noting that the Fund’s Prospectus already reflects the most recent calendar quarter return by referencing the bar chart that reflects returns through December 31, 2009.  Because  the Fund’s Prospectus becomes effective on March 31 (i.e., the first calendar quarter after the year end), it is not possible to obtain March 31 return numbers and provide them in the Prospectus in time for filing and printing on March 31.

In response to using fiscal quarter returns, the Trust refers to the October 2, 1998, Frequently Asked Questions letter issued by the SEC to Craig S. Tyle, General Counsel of the Investment Company Institute.1  The Trust notes that the first question asks whether the disclosure of the Fund’s highest and lowest return for a quarter should be for calendar or fiscal quarters.  The Staff’s response to that question was “Consistent with the other information in the bar chart and the performance table, the highest and lowest quarterly performance information should be based on calendar quarters.”  The Trust interprets the guidance of the letter as applying to all performance numbers provided in the Performance section of the Prospectus.  Because all performance numbers provided in the Prospectus (i.e., bar chart, best and worst quarters, and annual average returns) are based on calendar periods, it is therefore not appropriate or consistent to insert fiscal quarter returns in the section.

12.	In the “Investment Advisor” section in the Fund’s Summary Section, please simply list the name of the Advisor after the heading rather than using a complete sentence.

The Trust responds by making the change as suggested.

13.
In the “Tax Information” section in the Fund’s Summary Section, please remove the last sentence stating “Distributions on investments made through tax deferred vehicles, such as 401(k) plans or IRAs, may be taxed later upon withdrawal of assets from those accounts” from the Summary Section.  The statement may be included in an appropriate location in the statutory portion of the Prospectus.

The Trust responds by making the change as suggested.

Prospectus (Shareholder Information)

14.
On page 15 of the Prospectus in the “How to Redeem Shares” section under the subheading “Through a Financial Intermediary,” please revise the fourth sentence to state: “For redemption through Financial Intermediaries, orders will be processed at the NAV next effective after receipt by the Fund or financial intermediary of the order.”

The Trust responds by making the change as suggested.

____________________________________________
1 Letter to Craig S. Tyle, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, Securities and Exchange Commission, dated October 2, 1998.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul, Hastings Janofsky, & Walker LLP